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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NATIONSHEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63860C100

(CUSIP Number)

RGGPLS, LLC
13650 N.W. 8th St., Suite 109
Sunrise, Florida 33325
Tel. (954) 903-5000

with a copy to:
Ira Coleman, Esq.
McDermott Will & Emery LLP
201 South Biscayne Boulevard
Miami, FL 33131
Tel. (305) 358-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 63860C100

1.	Name of Reporting Person: RGGPLS, LLC		I.R.S. Identification Nos. of above persons (entities only): 34-2028098

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 17,986,065 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 10,428,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,986,065 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 67.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: RGGPLS Holding, Inc. Stock Bonus Plan and Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,612,376 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,612,376 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: Glenn M. Parker, M.D.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 32,687 shares

		8.	Shared Voting Power: 17,986,065 shares

		9.	Sole Dispositive Power: 1,382,687 shares

		10.	Shared Dispositive Power: 10,428,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,018,752 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 67.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 63860C100

1.	Name of Reporting Person: Lewis P. Stone		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 32,687 shares

		8.	Shared Voting Power: 17,986,065 shares

		9.	Sole Dispositive Power: 32,687 shares

		10.	Shared Dispositive Power: 10,428,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,018,752 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 67.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 63860C100

1.	Name of Reporting Person: Robert Gregg		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 32,687 shares

		8.	Shared Voting Power: 17,986,065 shares

		9.	Sole Dispositive Power: 32,687 shares

		10.	Shared Dispositive Power: 10,428,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,018,752 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 67.1%

14.	Type of Reporting Person (See Instructions): IN

Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 7. Materials to be Filed as Exhibits.
SIGNATURE
Exhibit Index
Ex-99.1 Amended & Restated Joint Filing Agreement
Ex-99.2 Voting Agreement, dated as of December 5, 2005
Ex-99.4 Limited Liability Company Agreement, dated as of August 27, 2004

     THIS SCHEDULE 13D/A is filed by RGGPLS, LLC (reorganized from RGGPLS Holding, Inc.) (“RGGPLS”), the RGGPLS Holding, Inc. Stock Bonus Plan & Trust (the “Incentive Plan”), Robert Gregg, Lewis Stone and Glenn M. Parker, M.D. (collectively, the “Reporting Persons”). This filing shall serve to further amend the Schedule 13D filed by the Reporting Persons on September 10, 2004 and amended on January 11, 2005, March 14, 2005 and July 12, 2005. This Schedule 13D/A is being amended to, among other reasons specifically set forth below, eliminate the Glenn M. Parker 2004 Multigenerational Trust (the “Parker Trust”), the Lewis P. Stone 2004 Multigenerational Trust (the “Stone Trust”), the Robert Gregg 2004 Multigenerational Trust (the “Gregg Trust”), the Robert Gregg Revocable Trust dated December 18, 2000 (the “Gregg Revocable Trust”), Robin S. Parker and Robert Gregg as trustees of the Parker Trust, Stephanie T. Stone and Robin S. Parker as trustees of the Stone Trust, Pamela Fay Gregg and Kathryn G. Pincus as trustees of the Gregg Trust, and Robert Gregg as trustee of the Gregg Revocable Trust as Reporting Persons because those entities and individuals are not managing members of RGGPLS pursuant to its limited liability company agreement and thus those entities and individuals have vested voting and dispositive power of the securities described herein with Robert Gregg, Lewis Stone and Glenn M. Parker, M.D.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and supplemented by adding the following information at the conclusion of the Section:
     Distribution to Glenn M. Parker, M.D.
     On December 5, 2005, RGGPLS transferred 1,350,000 shares of Common Stock allocable to one of its members, Glenn M. Parker, M.D., into his name (the “Parker Transfer”). Simultaneously with the Parker Transfer, RGGPLS and Dr. Parker entered into that certain Voting Agreement, dated December 5, 2005 (the “Parker Voting Agreement”). The Parker Voting Agreement provides that Dr. Parker will vote the shares he obtained pursuant to the Parker Transfer in favor of (a) all of the RGGPLS nominees if directors are to be elected at the stockholders meeting; (b) any matter brought before a stockholders meeting and proposed or sponsored by RGGPLS to be acted upon by the stockholders of the Corporation at such stockholders meeting (an “RGGPLS Matter”) and (c) any other matter as directed by RGGPLS; and against (x) the election of any person or persons nominated in opposition to the RGGPLS nominees (if directors are to be elected at the stockholders meeting); (y) any matter brought before such stockholders meeting to be acted upon by the stockholders of the Corporation that is in opposition to an RGGPLS Matter or (z) any other matter as directed by RGGPLS.
     Distribution Pursuant to the terms of the RGGPLS Holding, Inc. Stock Bonus Plan & Trust
     On December 12, 2005, upon the satisfaction of certain vesting conditions, the Incentive Plan transferred an aggregate of 128,258 shares of Common Stock, previously awarded, into the names of the Beneficiaries (as defined in the Incentive Plan) pursuant to Section 3(a) of the Incentive Plan (the “December 2005 Transfer”) and the terms of a Letter of Instruction from the Incentive Plan and its broker to Continental Stock Transfer & Trust Company describing the terms of the December 2005 Transfer to the Beneficiaries.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a) and (b). RGGPLS is the owner, with shared dispositive and voting power, of 10,428,017 shares of Common Stock, which represents 38.9% of the shares of Common Stock outstanding as of December 12, 2005. As a result of the rights granted to RGGPLS under the Incentive Plan, the stockholders agreement dated as of March 9, 2004, and amended as of June 2, 2004, by and among the Corporation, RGGPLS and GRH (the “Merger Stockholder Agreement”), the MHR Stockholder Agreement and the Parker Voting Agreement described in Item 4 above, RGGPLS may also be deemed the beneficial owner, with shared voting power, of an additional 1,612,376 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH, 1,785,714 shares issued to the Investors and 1,350,000 shares held by Dr. Parker, respectively, for a total beneficial ownership of 17,986,065 shares of Common Stock, which represents 67.1% of the shares of Common Stock outstanding as of December 12, 2005.
     As a result of the December 2005 Transfer as described in Item 4 above, the Incentive Plan may be deemed the beneficial owner of, and has voting power over, 1,612,376 shares of Common Stock, which represents 6.0% of the shares of Common Stock outstanding as of December 12, 2005.
     Glenn M. Parker, M.D., as a managing member of RGGPLS, may be deemed the beneficial owner, with shared dispositive and voting power, of 10,428,017 shares of Common Stock held by RGGPLS which represents 38.9% of the shares of Common Stock outstanding as of December 12, 2005. As a result of Dr. Parker’s position as a managing member of RGGPLS and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholder Agreement and the MHR Stockholder Agreement described in Item 4 above, Dr. Parker may also be deemed the beneficial owner, with shared voting power, of an additional 1,612,376 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH and 1,785,714 shares issued to the Investors. In addition, Dr. Parker owns 1,350,000 shares of Common Stock in his individual capacity, over which he shares voting control with RGGPLS pursuant to the terms of the Parker Voting Agreement and holds currently exercisable options to purchase an additional 32,687 shares of Common Stock, for a total beneficial ownership of 18,018,752 shares of Common Stock, which represents 67.1% of the shares of Common Stock outstanding as of December 12, 2005.
     Lewis P. Stone, as a managing member of RGGPLS, may be deemed the beneficial owner, with shared dispositive and voting power, of 10,428,017 shares of Common Stock held by RGGPLS which represents 38.9% of the shares of Common Stock outstanding as of December 12, 2005. As a result of Mr. Stone’s position as a managing member of RGGPLS and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholder Agreement, the MHR Stockholder Agreement and the Parker Voting Agreement described in Item 4 above, Mr. Stone may also be deemed the beneficial owner, with shared voting power, of an additional 1,612,376 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH, 1,785,714 shares issued to the Investors and 1,350,000 shares of Common Stock held by Dr. Parker. In addition, Mr. Stone holds currently exercisable options to purchase an additional 32,687 shares of Common Stock, for a total beneficial ownership of 18,018,752 shares of Common Stock, which represents 67.1% of the shares of Common Stock outstanding as of December 12, 2005.
     Robert Gregg, as a managing member of RGGPLS, may be deemed the beneficial owner, with shared dispositive and voting power, of 10,428,017 shares of Common Stock held by RGGPLS which represents 38.9% of the shares of Common Stock outstanding as of December 12, 2005. As a result of Mr. Gregg’s position as a managing member of RGGPLS and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholder Agreement, the MHR Stockholder Agreement and the Parker Voting Agreement described in Item 4 above, Mr. Gregg may also be deemed the beneficial owner, with shared voting power, of an additional 1,612,376 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH, 1,785,714 shares issued to the Investors and 1,350,000 shares of Common Stock held by Dr. Parker. In addition, Mr. Gregg holds currently exercisable options to purchase an additional 32,687 shares of Common Stock, for a total beneficial ownership of 18,018,752 shares of Common Stock, which represents 67.1% of the shares of Common Stock outstanding as of December 12, 2005.

     The calculation of the foregoing percentages is based on information from the Corporation stating that there were 26,803,112 shares of Common Stock issued and outstanding as of December 12, 2005.
     Other than as set forth above, no shares of Common Stock are beneficially owned by any of the Reporting Persons.
     (c). On December 5, 2005, the Parker Transfer was made and on December 12, 2005, the December 2005 Transfer was made, both as described in Item 4 above, which descriptions are incorporated herein by reference.
     (d). None.
     (e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended and restated in its entirety to read as follows:
     On December 30, 2004, the Incentive Plan was established as described in Item 4 above, which description is incorporated herein by reference. On February 28, 2005, the Stock Transfer Letters, the Investment Unit Purchase Agreement and the MHR Stockholders Agreement became effective as described in item 4 above, which descriptions are incorporated herein by reference.
     On June 30, 2005, the Incentive Plan was amended to clarify that the Common Stock over which the Incentive Plan may be deemed the beneficial owner is subject to the claims of the Company’s general creditors.
     On December 5, 2005 the Parker Voting Agreement became effective as described in item 4 above, which description is incorporated herein by reference.
     On December 6, 2005, Dr. Parker pledged the shares of Common Stock he obtained pursuant to the Parker Transfer to Gibraltar Bank.
     Except as set forth herein, none of the Reporting Persons has any entered into any contracts, arrangements, understandings or relationships required to be described in Item 6 of Schedule 13D.
Item 7. Materials to be Filed as Exhibits.
     See the Exhibit Index immediately following the signature page, which is incorporated herein by reference.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December [     ], 2005

RGGPLS, LLC
By:	/s/ Glenn M. Parker
	Name:	Glenn M. Parker, M.D.
	Title:	Managing Member

/s/ Glenn M. Parker
Glenn M. Parker, M.D.

/s/ Lewis P. Stone
Lewis P. Stone

/s/ Robert Gregg
Robert Gregg

RGGPLS HOLDING, INC. STOCK BONUS PLAN AND TRUST
By:	RGGPLS, LLC as Trustee

By:	/s/ Glenn M. Parker
	Name:	Glenn M. Parker, M.D.
	Title:	Managing Member

Exhibit Index

Exhibit No.	Description
1	Amended and Restated Joint Filing Agreement, executed in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended.

2	Voting Agreement, dated as of December 5, 2005, by and between RGGPLS and Glenn M. Parker, M.D.

3	Stockholders Agreement, dated as of March 9, 2004, as amended on June 2, 2004, among the Corporation, RGGPLS, and GRH (incorporated by reference to Annex E to the Corporation’s Definitive Proxy Statement (File No. 000-50348) filed on August 13, 2004 and incorporated herein by reference.

4	Limited Liability Company Agreement of RGGPLS, dated as of August 27, 2004.